

Mail Stop 3561

October 10, 2017

Fuxiao Shi
Chief Executive Officer
Winha International Group Limited
3rd Floor, No. 19 Changyi Road, Changmingshui Village
Weguishan Town, Zhongshan City, P.R. China 528458

      Re: **Winha International Group Limited**
             Form 10-K for Fiscal Year Ended March 31, 2017
             Filed July 14, 2017
             File No. 333-191063

Dear Mr. Shi:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ William H. Thompson

                      William H. Thompson
                      Accounting Branch Chief
                      Office of Consumer Products